SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☒

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   June 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As Amyris, Inc. (“Amyris” or the “Company”) previously announced, on April 5, 2019 and May 14, 2019, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) and the Board, respectively, determined that the Company will restate (i) its interim condensed consolidated financial statements for the quarterly and year-to-date periods ended March 31, 2018, June 30, 2018 and September 30, 2018 (collectively, the “2018 Non-Reliance Periods”) and (ii) its audited consolidated financial statements for the year ended December 31, 2017 (the “Restated 2017 Financial Statements”).

In addition, and as previously announced, (i) on May 15, 2019, the Company, with the approval of the Audit Committee and the Board, appointed BDO USA, LLP (“BDO”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, and determined to dismiss KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm upon completion of KPMG’s audit of the Company's consolidated financial statements as of and for the year ended December 31, 2018 as well as its re-audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and (ii) on July 3, 2019, the Company, with the approval of the Audit Committee, took the following actions: (A) dismissed KPMG as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017, (B) accepted the resignation of BDO as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, prior to performing any substantive work with respect to the audit work for that year, (C) appointed Macias Gini & O'Connell LLP as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2018, and (D) appointed BDO as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2017.

As a result, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. The Company has experienced a delay in the completion of the Form 10-Q and does not expect to file the Form 10-Q by the prescribed due date allowed pursuant to Rule 12b-25. The Company is working to complete the preparation of its restated interim condensed consolidated financial statements for the 2018 Non-Reliance Periods and its Restated 2017 Financial Statements, as well as its audited consolidated financial statements for the year ended December 31, 2018 and its interim condensed consolidated financial statements for the quarterly period ended March 31, 2019, and intends to file amendments to its Quarterly Reports on Form 10-Q for the 2018 Non-Reliance Periods, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (including the Restated 2017 Financial Statements), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 and the Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Wolter	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 have not yet been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2019

By	/s/ Jonathan Wolter
Jonathan Wolter
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).